FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer,
Investor Relations Officer and
Control of Holdings Officer

Date: September 30, 2008

Index

Item	Description of Item

1.	Summary of Minutes of the 434th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, May 27, 2008

2.	Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Distribuição S.A., May 27, 2008

3.	Summary of Minutes of the 69th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 27, 2008

4.	Summary of Minutes of the 435th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, June 26, 2008

5.	Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Distribuição S.A., June 26, 2008

6.	Summary of Minutes of the 436th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 3, 2008

7.	Summary of Minutes of the 437th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 18, 2008

8.	Summary of Minutes of the 439th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 14, 2008

9.	Summary of Minutes of the 75th Meeting of the Board of Directors, Cemig Distribuição S.A., August 14, 2008

10.	Summary of Minutes of the 74th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 14

11.	Market Announcement, Revision to capital expenditure program, Companhia Energética de Minas Gerais - CEMIG, August 27, 2008

12.	Summary of Principal Decisions 75th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 28, 2008

13.	Summary of Principal Decisions 76th Meeting of the Board of Directors, Cemig Distribuição S.A., August 28, 2008

14.	Summary of Minutes of the 440th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 28, 2008

15.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, September 1, 2008

16.	Market Announcement, Companhia Energética de Minas Gerais - CEMIG, September 24, 2008

17.	Market Announcement, Cemig Increases Stake in CBE, Companhia Energética de Minas Gerais - CEMIG, September 25, 2008

18.	Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 26, 2008

19.	Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 3, 2008

20.	Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Distribuição S.A., July 18, 2008

21.	Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 18, 2008

22.	Summary of Minutes of the 438th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 31, 2008

23.	Summary of Minutes of the 74th Meeting of the Board of Directors, Cemig Distribuição S.A., July 31, 2008

24.	Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 31, 2008

25.	Summary of Principal Decisions 76th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., September 25, 2008

26.	Summary of Principal Decisions 77th Meeting of the Board of Directors, Cemig Distribuição S.A., September 25, 2008

27.	Summary of Minutes of the 441th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, September 25, 2008

1.	Summary of Minutes of the 434th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, May 27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 434th meeting of the Board of Directors

Date, time and place:	May 27, 2008, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            The proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call the EGM to be held on June 13, 2008, at 10 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matters mentioned in Item V, below;

b)                           An advance, in the amount of US$ 4,900,000.00, for future increase of capital in Transchile Charrúa Transmisión S.A., which should be submitted to the next Annual General Meeting of Stockholders of Cemig; and orientation, to the representative of Cemig at the Extraordinary General Meeting of Transchile Charrúa Transmisión S.A. which decides on the said capital increase, for a vote in favor of the price of the placement of the shares to be issued, the change in the Bylaws, the pronouncement on the right and the option for subscription of new shares and the granting of powers to the Board for issuance and placement of the new shares.

c)                            The minutes of this meeting.

III        The Board authorized the increase of the registered capital of Empresa Paraense de Transmissão de Energia S.A. – ETEP, in the amount of five hundred and six thousand one hundred and fifty four Reais and thirty four centavos; and that the representative of Cemig at the Extraordinary General Meeting of Stockholders of ETEP, to be held on June 5, 2008 should vote in favor of approval of the capital increase.

IV        The Board agreed with the change to Article 59 of the Regulations of the Defined Benefit (BD) Plan of Forluz, relating to the beneficiary’s contribution, recommending that that Foundation, as urgently as possible, make all the necessary calculations, with a view to withdrawal of sponsorship and indemnity of the participants as specified by the legislation.

V         The Board submitted to the Extraordinary General Meeting of Stockholders:

a)                            A proposal for authorization that the representatives of Cemig at the Extraordinary General Meeting of Cemig GT vote in favor of approval of the appointment Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic and financial valuation of generation and transmission companies and Small Hydro Plants (PCHs) of Cemig GT.

b)                           Request for appointment of Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic and financial valuation of the following Cemig generation and transmission companies:

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.,

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão,

preparing economic and financial valuation opinions, which will be subsequently submitted to a further EGM, and the final proposal for stockholding restructuring of Cemig’s generation and transmission companies, and also the transfer of the PCH assets, shall be subsequently submitted to the Board of Directors for approval.

VI        Item withdrawn: The item relating to the authorization for presentation of a binding proposal for acquisition of a company whose assets are located in Chile was withdrawn from the agenda.

VII     Votes against: Board Members João Camilo Pena, André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur and Jeffery Atwood Safford voted against the matter relating to injection of capital into Transchile Charrúa Transmisión S.A., mentioned in Item II, sub-Item “b”, above.

VIII     The following spoke on general matters and business of interest to the Company:

The Chairman
CEO and Vice-chairman:	Djalma Bastos de Morais.
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Jeffery Atwood Safford, Wilton de Medeiros Daher and João Camilo Penna.
Directors:	Luiz Fernando Rolla and José Carlos de Mattos.
Superintendents:	Luiz Felipe da Silva Veloso and Emílio Castelar Pires Pereira; and
Financial advisors:	Banco Itaú BBA;
Legal advisors:	Larrain y Asociados;
Accounting advisors:	PricewaterhouseCoopers;
Technical/regulatory advisors:	GTD Ingenieros Consultores.

The following were present:

CEO and Vice-chairman:	Djalma Bastos de Morais.
Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

Directors and Board members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto
Directors:	Luiz Fernando Rolla and José Carlos de Mattos.
Superintendents:	Luiz Felipe da Silva Veloso and Emílio Castelar Pires Pereiraa and;
Financial advisors:	Banco Itaú BBA;
Legal advisors:	Larrain y Asociados;
Accounting advisors:	PricewaterhouseCoopers;
Technical/regulatory advisors:	GTD Ingenieros Consultores.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.	Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Distribuição S.A., May 27, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 71st meeting of the Board of Directors

Date, time and place:	May 27, 2008, at 11.30 a.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            the proposal by Board Member Alexandre Heringer Lisboa for the members of the Board of Directors to withdraw from the agenda the matter relating to validation of the Annual Report of the Electricity Companies on Social-Environmental Responsibility for 2007, to be presented to Aneel;

b)                           the Reluz III program; and authorized contracting of financings with Eletrobrás, linking of the revenue of Cemig D to provision of guarantee for these financings, and opening of the respective tender proceedings and making of the purchases or contracts for the services;

c)                            the Rural Service in 2008 Project; and authorized opening of the respective tender proceedings and making of the purchases or contracts for the services;

d)                           the Company’s participation in the submission to the Communications Technological Development Fund, jointly with the National Telecommunications Institute Foundation, Aneel and Intellisat Telecomunicações Ltda., of the Electricity Sector Logistical, Operational and Communications Management Control System Project, for development of a mobile communication solution enabling integration and customization of the needs for dispatch of services, management and transport logistics that may result from signing of a working agreement between the parties, to be decided at an opportune time by the Board of Directors;

e)                            and the minutes of this meeting.

III        The Board authorized signing of the Second Amendment to the Working Agreement with the Minas Gerais Highways Department, altering its amount, and the period of validity to December 31, 2009; and approved the Proacesso Minas Gerais Highway Department Works Project for 2008-2009, also authorizing the opening of the respective tenders and making of the purchases and service contracts.

IV        The Board agreed with the change to Article 59 of the Regulations of the Defined Benefit (BD) Pension Plan of Forluz, relating to the beneficiary’s contribution, recommending that that Foundation, as urgently as possible, make all the necessary calculations, with a view to withdrawal of sponsorship and indemnity of the participants as specified by the legislation.

V                            Vote against: Board Member Wilton de Medeiros Daher voted against the item relating to the Rural Service 2008 Project mentioned in item II, sub-item “c”, above.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

VI                       The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board Members:

André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, Jeffery Atwood Safford, Alexandre Heringer Lisboa, Aécio Ferreira da Cunha, João Camilo Penna, Lauro Sérgio Vasconcelos David and Maria Estela Kubitschek Lopes.

Board member and Director:	Marco Antonio Rodrigues da Cunha.
Director:	Luiz Fernando Rolla.
Superintendent:	Emílio Castelar Pires Pereira.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Board members and Directors:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Superintendent:	Emílio Castelar Pires Pereira.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.	Summary of Minutes of the 69th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 27, 2008

Cemig Geração e Transmissão S.A.

Listed company - CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 69th meeting of the Board of Directors

Date, time and place:	May 27, 2008, at 3.30p.m. at the company’s head office, Av, Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais. Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            the proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call the EGM to be held on June 13, 2008, at 1 p.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matter mentioned in Item V, below;

b)                           the minutes of this meeting.

III                         The Board authorized:

a)                            Signing, with Baguari Energia S.A., of the Sub-leasing Contract for the area of the Júlio Soares Building at Av. Barbacena 1200, in Belo Horizonte, Minas Gerais, upon consent by Forluz, for installation of the head office of Baguari Energia S.A., on the same conditions as Leasing Contract Number 4570008346, signed between Cemig GT and that Foundation, with period of validity up to February 28, 2009.

b)                           Opening of Administration Tender Proceedings, and contracting of services of conservation, cleaning, building maintenance, waiter service and materials unloading and unloading, gardening, preservation of green areas, mowing and electric maintenance services, on the premises of the Plants Management of the Western Department, comprising the plants and substations of Volta Grande, Nova Ponte, Jaguara, Galheiro and the Uberaba head office, for a period of 12 months, extendable for equal periods, upon signing of an Amendment, up to a maximum limit of 60 months.

IV                       The Board agreed to the change to Article 59 of the Regulations of the Defined Benefit (BD) Plan of Forluz, relating to the beneficiary’s contribution, recommending that that Foundation, as urgently as possible, make all the necessary calculations, with a view to withdrawal of sponsorship and indemnity of the participants as specified by the legislation.

V                           The Board re-ratified Board Spending Decision (CRCA) 051/2008, to change the total amount of the Private Contract for Advance against Future Capital Increase (AFAC), by Furnas Centrais Elétricas S.A., in Baguari Energia S.A., the other decisions of that CRCA remaining unchanged.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

VI      The Board submitted to the Extraordinary General Meeting of Stockholders the appointment of Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. to carry out the economic and financial valuation of the following Cemig generation and transmission companies:

Usina Térmica Ipatinga S.A.,	Cia. Transudeste de Transmissão S.A.,
Horizontes Energia S.A.,	Transchile Charrúa Transmisión S.A.,
Cemig PCH S.A.,	Empresa Catarinense de Transmissão de Energia S.A.,
Sá Carvalho S.A.,	Empresa Regional de Transmissão de Energia S.A.,
Rosal Energia S.A.,	Empresa Paraense de Transmissão de Energia S.A.,
Usina Termelétrica Barreiro S.A.,	Empresa Norte de Transmissão de Energia S.A.,
Cemig Capim Branco Energia S.A;	Empresa Amazonense de Transmissão de Energia S.A.,
Cia. Transleste de Transmissão S.A.;	Central Hidrelétrica Pai Joaquim S.A.
Cia. Transirapé de Transmissão S.A.,	and
Cia. Centroeste Minas de Transmissão S.A.,	Central Termelétrica de Cogeração S.A.,

and the following Small Hydro Plants of Cemig GT:

Anil,	Lages,	Piau,	Santa Luzia,
Bom Jesus do Galho,	Marmelos,	Pissarrão,	Santa Marta,
Cajuru,	Martins,	Poço Fundo,	São Bernardo,
Dona Rita,	Paciência,	Luiz Dias,	Sumidouro,
Gafanhoto,	Pandeiros,	Poquim,	Tronqueiras,
Jacutinga,	Paraúna,	Rio de Pedras,	and
Joasal,	Peti,	Salto Morais,	Xicão,

preparing economic and financial valuation opinions, which will be subsequently submitted to a further EGM, and the final proposal for stockholding restructuring of Cemig’s generation and transmission companies and also the transfer of the PCH assets shall be subsequently submitted to the Board of Directors for approval.

VII                   The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur and Jeffery Atwood Safford.
Director:	Luiz Fernando Rolla.
Superintendent:	Emílio Castelar Pires Pereira.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Board members and Directors:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Superintendent:	Emílio Castelar Pires Pereira; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.	Summary of Minutes of the 435th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, June 26, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company - CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 435th meeting of the Board of Directors

Date, time and place:	June 26, 2008, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)              the proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the EGM to be held on July 24, 2008, at 10.30 a.m., and in the event of there not being a quorum to make second convocation within the legal period, in accordance with the correspondence from the stockholder Southern Electric Brasil Participações Ltda. requesting the calling of a meeting of the stockholders of the Company to change the composition of the Board of Directors, to deal with resignation or substitution of members.

b)             The minutes of this meeting.

III                         The Board authorized:

a)              Signing of the Fifth Amendment to the Debt Assumption Undertaking entered into in the Amortizable Reserves Contract of the Defined Benefit (BD) and Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, with a view to the use of part of the technical surplus found in Plan A for amortization of the debt of the Sponsors Cemig, Cemig GT and Cemig D to the said Plan, reducing to zero the debtor balances of Item II-c of that Contract.

b)             Signing of the Technical-scientific Co-operation Working Agreement with Cemig D and Axxiom Soluções Tecnológicas S.A., for development of the new system of distribution management for electricity distribution concession holders and possible applications in the sectors of water services, gas and other public service concessions, establishing the concession of the right to use the technology of the Gemini and Condis Systems, assignment of employees of Cemig to Axxiom, execution of maintenance and operational support for the systems, royalties on the sale of the new system and the amount of the Working Agreement for a period of validity of three years, able to be extended, upon Amendment, up to five years.

c)              Affirmative vote by the representative of Cemig at the EGM of Central Hidrelétrica Pai Joaquim S.A. in relation to the capital increase mentioned in item IV, sub-item “a”, below.

d)             Affirmative vote by the representative of Cemig at the EGM of Efficientia S.A. in relation to the capital increase mentioned in item IV, sub-item “b”, below.

e)              Signing of the first Amendment to Public Electricity Transmission Services Concession Contract No. 079/2000–Aneel, with a view to transfer from Cemig to Cemig GT of the public electricity transmission service concessions for implementation, maintenance and operation of the Itajubá 3 Substation.

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -

Tel.: (0XX31)3506-5024

f)                Cemig GT not to exercise its right of preference in the disposal of the stockholding held by Hydro Partners do Brasil Empreendimentos e Participações Ltda in Hidrelétrica Pipoca S.A., to Omega Energia Renovável S.A., thus maintaining Cemig GT’s holding in that Company at 49%; and signing by Cemig GT of the Private Instrument of Waiver of Right of Preference and Cancellation of the Stockholders’ Agreement with Hydro Partners do Brasil Empreendimentos e Participações Ltda., with Hidrelétrica Pipoca S.A. as consenting party, in relation to the Stockholders’ Agreement of that Company; and also signing of a new Stockholders’ Agreement with Omega Energia Renovável S.A. in relation to Hidrelétrica Pipoca S.A.

IV                         The Board authorized, and verified and approved increases in the registered capital of:

a)              Central Hidrelétrica Pai Joaquim S.A. from one thousand Reais to four hundred and eighty six thousand, two hundred and thirty six Reais and seventy seven centavos, with the issue of four hundred and eighty five thousand new common, nominal shares without par value.

b)             Efficientia S.A. from three million, seven hundred and forty two thousand, two hundred and forty nine Reais and ninety one centavos to six million, five hundred and one thousand, nine hundred and ninety four Reais and fifty five centavos, with the issue of two million, three hundred and nine thousand, seven hundred and forty four new common, nominal shares without par value.

V         The Board submitted to the Extraordinary General Meeting of Stockholders a proposal to authorize the representative of Companhia Energética de Minas Gerais, in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on July 24, 2008, to vote in favor of the alteration of composition of the Board of Directors of the respective companies.

VI                        The Board ratified:

a)              Signing of the Third Amendment to the Debt Assumption Undertaking entered into in the Amortizable Reserves Contract of the Defined Benefit (BD) and Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, to transfer the debtor balance of the contract relating to the BD Plan to the A Plan, which shall now be adjusted by the IPCA (IBGE) Inflation Index.

b)             The votes, by the representative of the company in the Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A. held on (i) April 14, 2008 and (ii) May 15, 2008, in favor of, respectively: (i) approval of the increase in the registered capital by issuance of two million common, nominal shares without par value, the capital of that company thus increasing from two million, two hundred thousand Reais to four million, two hundred thousand Reais; and (ii) verification of the subscription and paying up of the shares issued.

c)              Signing of the Memorandum of Understanding with Light S.A. to establish, in advance, the basis for future partnerships in the development of generation projects between the two companies.

d)             Signing of Public Electricity Transmission Service Concession Contract No. 079/2000–Aneel, with the Federal Government, represented by Aneel, having the State of Minas Gerais as consenting party, to regulate the concession of public transmission service consisting of the implementation, maintenance and operation of the Itajubá 3 Substation, with validity up to October 4, 2030.

VII       The Board re-ratified CRCA-057/2006, to change, from Competition to Auction for Registry of Prices, the type of administrative tender proceeding for the contracting of corporate digital cellular phone services, with GSM/GPRS technology in data and voice, to meet the demands of Cemig, Cemig GT and Cemig D. The other decisions of that CRCA remain unchanged.

VIII      Withdrawal from the agenda of the matter relating to the signing of an amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador Valadares, Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to entities to be chosen freely by these companies.

IX                        Votes against: The board member Wilton de Medeiros Daher voted against the following items:

a)              Signing of the Technical-scientific Cooperation Working Agreement with Cemig D and Axxiom Soluções Tecnológicas S.A. mentioned in item III, sub-item “b” above.

b)             Signing of the Third Amendment to the Debt Assumption Undertaking between Cemig, Cemig GT, Cemig D and Forluz, mentioned in item VI, sub-item “a”, above.

c)              Signing of a Memorandum of Understanding with Light S.A., referred to in item VI, sub-item “c”, above.

X         Abstention: The Board Member Wilton de Medeiros Daher abstained from voting on the matter relating to the orientation of votes of the representative of Cemig at the Extraordinary General Meetings of Axxiom Soluções Tecnológicas S.A., mentioned in item VI, sub-item “b”, above.

XI        Votes against: The Board Members Wilton de Medeiros Daher, André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and José Castelo Branco da Cruz voted against the matter relating to the Pipoca PCH, referred to in item III, sub-item “f”, above.

XII-     The following spoke on general matters and business of interest to the Company:

Board Members:

André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Fernando Henrique Schüffner Neto, Wilton de Medeiros Daher, João Camilo Penna and Guy Maria Villela Paschoal.

Directors:	Luiz Fernando Rolla, José Carlos de Mattos.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal and Lauro Sérgio Vasconcelos David;

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto
Directors:	Luiz Fernando Rolla e José Carlos de Mattos; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.	Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Distribuição S.A., June 26, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 72nd meeting of the Board of Directors

Date, time and place:	June 26, 2008, at 11.30 a.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            The Maintenance to the Measurement System in 2008 Project, authorizing the opening of the respective tender proceedings and making of the purchases/contracting of the services.

b)                           The Project: Connection of the Guanhães SPC PCHs (Phase 1) to the Distribution System; authorizing opening of the respective tender proceedings and making of the purchases or contracts for the services.

c)                            The Project: Integration of the Pirapora 2 Substation to the Distribution System; authorizing opening of the respective tender proceedings and making of the purchases or contracts for the services.

d)                           The Project: Sete Lagoas Region Subtransmission Strengthening; authorizing opening of the respective tender proceedings and making of the purchases or contracts for the services.

e)                            The proposal of Board Member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Extraordinary General Meeting of Stockholders to be held on June 13, 2008 at 4 pm; and authorize him in the event of the absence of a quorum to make the second convocation of stockholders in the legal period, for alteration of the composition of the Board of Directors, if there is an alteration in the composition in the Board of Directors of Cemig.

f)                              The minutes of this meeting.

III                         The Board authorized:

a)                            Signing of the Financing and Subsidy Contract with Eletrobrás, including the financial conditions for the contracting of the funds for Phase II of the Light for Everyone Program and preparation of a letter or other contractual instrument to adjust the periods of termination of the credit and use of the funds, limited to the period of termination of the Light for Everyone Program specified in Decree 6442/2008.

b)                           Signing, with Usina Termelétrica Barreiro S.A., with periods of validity up to December 31, 2008, automatically renewable for a further year, up to the termination of the concession of the Distribution Company, of the Contract for Use of the Distribution System, ratifying the acts carried out since November 1, 2007; and the Contract for Connection to the Distribution System, ratifying the acts carried out since August 10, 2007.

c)                            Signing of the Contracts for Connection to and Use of the Distribution System, with Horizontes Energia S.A., for the establishment of the conditions, procedures and responsibilities that will regulate the use of and connection to the distribution system, in relation to the concession of the Machado Mineiro Hydro Plant PCH, ratifying all the acts carried out since June 18, 2002, with period of validity up to the extinction of the concession of Cemig D or the authorization of Horizontes Energia S.A.

d)                           Opening of Administrative Tender Proceedings, and contracting of services of printing of electricity invoices and other documents, for a period of twelve months, able to be extended for up to thirty six months, up to a maximum limit of forty eight months.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

e)                            Opening of Administrative Tender Proceedings, and contracting of the services of conservation, cleaning, building and green areas maintenance, messenger, front desk, security guard and waiter services in the facilities of the Commercial Relationship and Services Management of Pouso Alegre, for a period of 12 months, able to be extended, upon signing of Amendments, for up to 48 months, with a maximum limit of 60 months.

f)                              Signing of the Fifth Amendment to the Debt Assumption Undertaking signed in the Amortizable Reserves Contract of the Defined Benefit (BD) and Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, for amortization of the debt of the Sponsors Cemig, Cemig GT and Cemig D in relation to Plan A.

g)                           Signing of the Technical-Scientific Co-operation Working Agreement with Cemig and Axxiom Soluções Tecnológicas S.A., for development of a new system of management of distribution for holders of electricity distribution concessions and possible applications in the segment of water services, gas and other public service concessions, establishing the concession of the right to use the technology of the Gemini and Condis systems, concession of employees of Cemig to Axxiom, performance of maintenance and operational support for the systems, royalties on the sale of the new system and the value of the Working Agreement for the period of validity of three years, able to be extended, by amendment, up to five years.

h)                           Signing of the Technical and Financial Co-operation Working Agreement with the Minas Gerais State Development Company, for carrying out works of distribution of electricity to the Minas Gerais Administrative Center; and approval of the Construction of the BH Serra Verde Substation project, with authorization to open the respective tender proceedings and make the purchases/contracting of services.

i)                               Signing of the Technical and Financial Co-operation Working Agreement with the Minas Gerais State Transport and Public Works Department and the Minas Gerais Highways Department, for reallocation of services and public illumination at the works of extension of the coverage of the Ribeirão Arrudas Creek and implementation of the Hospitais Station, with a view to supply of the Technical Administrative Services, with a period of execution of 730 days and validity of the Working Agreement for two years, able to be extended up to a maximum limit of 60 months, by signing of Amendment.

j)                               Subscription by the Company to the Prices Registration Minutes, relating to Competition 07.001/05, carried out by Prodam (Information Technology and Communications Company of the Municipality of São Paulo), and also the contracting of the company DBA Engenharia de Sistemas Ltda. for provision of services and development of systems on the low and mainframe platforms, to ensure service to the new developments, maintenance and documentation of information systems, for a period of 24 months, able to be extended for up to a further 36 months, on signature of an Amendment, with a maximum limit of 60 months.

IV                        The Board ratified:

a)                            Signing of the Contract for Use of the Distribution System – Temporary Access, with Usina Termelétrica Barreiro S.A., with period of validity from August 10, 2007 to September 30, 2007, to establish the conditions, procedures and responsibilities that will regulate the contracting of the use of the distribution system.

b)                           Signing of the Third Amendment to the Debt Assumption Undertaking signed in the Amortizable Reserves Contract of the Defined Benefit (BD) and Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, with a view to transfer of the debtor balance of the contract relating to the Defined Benefit (BD) Plan to Plan A, which will now be monetarily adjusted by the IPCA-IBGE inflation index.

V                            The Board re-ratified:

a)                            Board Spending Decision (CRCA) 078/2006, to change the type of Administrative Tender Proceeding for the contracting of corporate cellular phone digital services, with GSM/GPRS technology in voice and data, to meet the demands of Cemig, Cemig D and Cemig GT, of Competition for Auction for Registry of Prices, the other decisions of that CRCA remaining unchanged.

b)                           CRCA 041/2008, to include, in the approval of the Light for Everyone II Project authorization for Cemig to hold tenders for the contractings necessary for carrying out of part of the works by the Company, taking advantage of the material and equipment already acquired, in the Performance by Services Unit (US) mode, and also execution of the other portion of the works, in the Full Contract mode, with acquisition of materials and equipment directly by the contractors, the other decisions of that CRCA remaining unchanged.

VI                        The Board endorsed the Annual Social-Environmental Responsibility Report of the Electricity Companies for the year 2007, to be presented to ANEEL.

VII                    Item withdrawn: The following items were withdrawn from the agenda:

a)                            Signing, with the Aliança Consortium, of an amendment to the contract relating to the implementation of a new commercial management system.

b)                           Signing of the Amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador Valadares, and Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to the entity, at the Companies’ free discretion.

VIII                Abstention: Board Member Wilton de Medeiros Daher abstained from voting on the following items:

a)                            Signing of the Financing and Subsidy Contract with Eletrobrás, mentioned in Item III, sub-Item “a”, above; and

b)                           The Light for Everyone Phase II Program, mentioned in Item 5, sub-Item “b”, above.

IX                        Votes against: The Board Member Wilton de Medeiros Daher voted against the following matters:

a)                            Signing of the Technical-scientific Cooperation Working Agreement with Cemig and Axxiom Soluções Tecnológicas S.A. mentioned in item III, sub-item “g” above.

b)                           Signing of the Third Amendment to the Debt Assumption Undertaking between Cemig, Cemig GT, Cemig D and FORLUZ, mentioned in Item IV, sub-Item “b”, above.

X                            The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, João Camilo Penna, Wilton de Medeiros Daher and Alexandre Heringer Lisboa.
Directors and Board members:	Marco Antônio Rodrigues da Cunha e Fernando Henrique Schüffner Neto.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antônio Rodrigues da Cunha e Fernando Henrique Schüffner Neto; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6.	Summary of Minutes of the 436th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 3, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 436th meeting of the Board of Directors

Date, time and place:	July 3, 2008, at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved the minutes of this meeting.

III                         The Board authorized the participation of Cemig GT in the following undertakings:

•                               the Itaocara Hydroelectric Complex (UHE),

•                                the Paracambi Small Hydro Plant (PCH), and

•                                he Lajes Small Hydro Plant (PCH);

and the investments in the respective projects; and ratified the signing of the Contracts for:

•                                Constitution of the Itaocara UHE Consortium, in partnership with Itaocara Energia Ltda.;

•                                Constitution of the Paracambi PCH Consortium, in partnership with Lightger Ltda.; and

•                                Constitution of the Lajes PCH Consortium, in partnership with Light Energia S.A.,

•                                having as their object the analysis of technical and economic feasibility, preparation of plans, implantation, operation, maintenance and commercial operation of the said Itaocara Hydroelectric Complex (UHE), Paracambi Small Hydro Plant (PCH), and Lajes Small Hydro Plant (PCH) projects, respectively, to be valid for the periods of the respective Concession Contracts and/or Authorizations and any extensions thereof, the participation of Cemig GT being equivalent to forty nine percent of the registered capital.

IV                        Vote against: The Board Member Wilton de Medeiros Daher voted against the matter for constitution of the consortia for the Itaocara UHE, Paracambi PCH and Lajes PCH, referred to in item III, above.

V                           The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Jeffery Atwood Safford, João Camilo Penna and Wilton de Medeiros Daher.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Jeffery Atwood Safford and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antonio Rodrigues da Cunha e Fernando Henrique Schüffner; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -

Tel.: (0XX31)3506-5024

7.	Summary of Minutes of the 437th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 18, 2008

 COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company –CNPJ 17.155.730/0001-64 –NIRE 31300040127

Summary of minutes of the 437th meeting of the Board of Directors

Date, time and place:	July 18, 2008, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II                             The Board approved:

a)                            Proposal of board member Lauro Sérgio Vasconcelos David that the board member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)                           With the alterations suggested by the board member Lauro Sérgio Vasconcelos David, revision of the 2008 Annual Budget, and that the consolidated ratio of [Net debt / (Net debt + Stockholders’ equity)] to be limited to 55% for the 2008 business year.

c)                            Proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the EGM to be held on August 8, 2008, at 10.30 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period to deal with the matter mentioned in Item III above.

d)                           The minutes of this meeting.

III                         The Board submitted to the Extraordinary General Meeting of Stockholders a proposal to establish that the consolidated amount of funds allocated to capital expenditure and the acquisition of any assets, in the business year of 2008, should be limited to the equivalent of a maximum of (fifty five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

IV                        Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Britaldo Pedrosa Soares and Evandro Veiga Negrão de Lima voted against the following items:

a)                            Revision of the Company’s Annual Budget for 2008 and limitation of the consolidated debt ratio to fifty percent, referred to in item II, sub-item “b”, above.

b)                           Proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-chairman to call the EGM to be held on August 8, 2008, mentioned in item II, sub-item “c”, above.

V                           The following spoke on general matters and business of interest to the Company:

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Antônio Adriano Silva, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Alexandre Heringer Lisboa.
Director:	Luiz Fernando Rolla.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

Directors and Board members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -

Tel.: (0XX31)3506-5024

8.	Summary of Minutes of the 439th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 14, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 439th meeting of the Board of Directors

Date, time and place:	August 14, 2008, at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II                            The Board approved:

a)                           the proposal of the Chairman to change the composition of the Executive Board, as from August 18, 2008, as follows:

a)         Mr. José Maria de Macedo no longer to be the Chief Distribution and Sales Officer;

b)        Mr. Fernando Henrique Schüffner Neto – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 385/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632-SSP/MG and CPF 320008396-49, ceasing to be Chief Generation and Transmission Officer, to become Chief Distribution and Sales Officer; and

c)         election of Mr. Luiz Henrique de Castro Carvalho – Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais, at Rua Pitangueira 261, Condomínio Retiro das Pedras, CEP 35460-000, bearer of Identity Card M-1115516, issued by the Public Safety Department of the State of Minas Gerais, and CPF 315051986-15, to be Chief Generation and Transmission Officer;

•             these changes to be for the same period of office as that of the other serving members of the Executive Board, that is to say until the first meeting of the Board of Directors to be held after the Annual General Meeting of Stockholders of 2009; and

b)                          the minutes of this meeting.

III                      Votes against, abstention: The change in the composition of the Executive Board mentioned in item II, sub-item “a” above was approved with votes against by the board members Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz and with the abstention of the Board Member Andréa Leandro Silva.

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -

Tel.: (0XX31)3506-5024

IV                       The Chairman stated that as from August 18, 2008, the members of the Executive Board are as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief New Business Development Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha;
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto.

The Executive Board Members Fernando Henrique Schüffner Neto and Luiz Henrique de Castro Carvalho declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company that could be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI                       The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz, Aécio Ferreira da Cunha, Antônio Adriano Silva and Maria Estela Kubitschek Lopes.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antonio Rodrigues da Cunha e Fernando Henrique Schüffner Neto.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

9.                                                 Summary of Minutes of the 75th Meeting of the Board of Directors, Cemig Distribuição S.A., August 14, 2008

 Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 75th meeting of the Board of Directors

Date, time and place:	August 14, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17[t]h Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                            The Board approved:

a)                          The proposal of the Chairman to change the composition of the Executive Board, as from August 18, 2008, as follows:

a)                       The Chief Distribution and Sales Officer no longer to be José Maria de Macedo;

b)                      Fernando Henrique Schüffner Neto – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 385/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632-SSP/MG and CPF 320008396-49, to move from being Director without Specific Designation to being Chief Distribution and Sales Officer; and

c)                       election of Mr. Luiz Henrique de Castro Carvalho – Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais, at Rua Pitangueira 261, Condomínio Retiro das Pedras, CEP 35460-000, bearer of Identity Card M-1115516, issued by the Public Safety Department of the State of Minas Gerais, and CPF 315051986-15, to be Director without Specific Designation.

•                           the above changes to be for the same period of office as that of the other serving members of the Executive Board, that is to say until the first meeting of the Board of Directors to be held after the Annual General Meeting of Stockholders of 2010.

d)                         The minutes of this meeting.

III                       Votes against, abstention: The change in the composition of the Executive Board mentioned in item II, sub-item “a” above was approved with votes against by the board members Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz and with the abstention of the Board Member Andréa Leandro Silva.

IV                       The Chairman stated that the members of the Executive Board, as from August 18, 2008, are as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Director without Specific Designation:	Luiz Henrique de Castro Carvalho ;
Chief New Business Development Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha ;
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto.

V                           The Executive Board Members Fernando Henrique Schüffner Neto and Luiz Henrique de Castro Carvalho declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI                       The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz, Aécio Ferreira da Cunha, Antônio Adriano Silva and Maria Estela Kubitschek Lopes.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antonio Rodrigues da Cunha, Fernando Henrique Schüffner Neto.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                           Summary of Minutes of the 74th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 14

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 74th meeting of the Board of Directors

Date, time and place:	August 14, 2008, at 12 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                            The Board approved:

a)                          the proposal of the Chairman to change the composition of the Executive Board, as from August 18, 2008, as follows:

a)                       Mr. José Maria de Macedo no longer to be Director Without Specific Designation.

b)                      Fernando Henrique Schüffner Neto – Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 385/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632-SSP/MG and CPF 320008396-49, to move from being Chief Generation and Transmission Officer to being Chief Distribution and Sales Officer.

c)                       Election of Mr. Luiz Henrique de Castro Carvalho – Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais, at Rua Pitangueira 261, Condomínio Retiro das Pedras, CEP 35460-000, bearer of Identity Card M-1115516, issued by the Public Safety Department of the State of Minas Gerais, and CPF 315051986-15, to be Chief Generation and Transmission Officer.

•                           the above changes to be for the same period of office as that of the other serving members of the Executive Board, that is to say until the first meeting of the Board of Directors to be held after the Annual General Meeting of Stockholders of 2010; and

b)                         the minutes of this meeting.

III                       Votes against, abstention: The change in the composition of the Executive Board mentioned in item II, sub-item “a” above was approved with votes against by the board members Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz and with the abstention of the Board Member Andréa Leandro Silva.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte,   MG, Brazil.   Tel.: +55-31 3506-5024.

IV                       The Chairman stated that as from August 18, 2008 the members of the Executive Board are as follows:

CEO and Vice-Chairman:	Djalma Bastos de Morais
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho ;
Chief New Business Development Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha ;
Director without Specific Designation::	Fernando Henrique Schüffner Neto.

V                           The Executive Board Members Fernando Henrique Schüffner Neto and Luiz Henrique de Castro Carvalho declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI                       The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz, Aécio Ferreira da Cunha, Antônio Adriano Silva and Maria Estela Kubitschek Lopes.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Andréa Leandro Silva, Jeffery Atwood Safford, José Castelo Branco da Cruz and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.                                           Market Announcement, Revision to capital expenditure program, Companhia Energética de Minas Gerais - CEMIG, August 27, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Revision to capital expenditure program

In December 2007 the Board of Directors approved the capital expenditure programs for 2008 for the companies Cemig Distribuição S.A., Cemig Geração e Transmissão S.A. and Cia. Energética de Minas Gerais – Cemig, in the total consolidated amount of R$ 1,561,364,000.

In July 2008 the same Board of Directors approved a revision of the Budget, due to adoption of new internal premises and indicators, as decided by senior management, changes in macroeconomic assumptions, and the effects arising from the tariff review of Cemig Distribuição in April 2008.

This review approved a new consolidated amount to be allocated to capital expenditure programs, in the amount of R$ 2,139,469,000, arising principally from expectations of acquisition of transmission assets in the second half of 2008. This investment program is the subject of a General Meeting of Stockholders called specifically for this purpose.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5026 - Tel.: (0XX31)3506-2578

	Budget
Business–R$ thousand	Original	Revised	Variation %

CEMIG Generation and Transmission	334,605	883,392	164.0
Generation	210,349	265,993	26.5
Transmission	125,280	652,679	421.0
(-) Resources from customers	(1,024)	(35,280)	3,345.3
CEMIG Distribution	1,184,018	1,119,378	(5.5)
Subtransmission	415,803	439,943	5.8
Distribution	1,102,705	909,433	(17.5)
(-) Resources from customers	(334,490)	(229,997)	(31.2)
CEMIG Holding	42,741	136,701	219.8
Resources provided by shareholders	37,492	131,059	249.6
Acquisitions	4,976	4,976	—
General equipaments	273	666	144.0
(-) Resources from customers	—	—	—

Total capital expenditure - gross	1,896,879	2,404,747	26.8
(-) Resources from customers	(335,515)	(265,278)	(20.9)
Total capital expenditure - net	1,561,364	2,139,469	37.0

Belo Horizonte, Brazil, August 27, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

12.                                           Summary of Principal Decisions 75th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 28, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 75th meeting, begun on August 27, 2008 and completed on August 28, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.             Signature of an amendment to a commitment undertaking for carrying out of feasibility studies on potential situations for hydroelectric generation.

2.             Adjustments to the Pipoca Small Hydro Plant (PCH) Project.

3.             The Board approved the contracting of services to supply meal and food vouchers.

4.             The new cost of capital for economic valuation of the company’s investments was approved.

13.                                 Summary of Principal Decisions 76th Meeting of the Board of Directors, Cemig Distribuição S.A., August 28, 2008

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 76th meeting, begun on August 27, 2008 and completed on August 28, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.             The PEE Steel Plant Co-generation Project. Signing of a performance contract was also authorized.

2.             The Board approved the contracting of services to supply meal and food vouchers.

3.             The new cost of capital for economic valuation of the company’s investments was approved.

Cemig General Secretariat Office - SG.

14.                                 Summary of Minutes of the 440th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, August 28, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF MINUTES OF THE 440TH MEETING OF THE

BOARD OF DIRECTORS

At its meeting begun on August 27, 2008 and completed on August 28, 2008 the Board of Directors of Companhia Energética de Minas Gerais transacted the following business:

1.             Discussion was held on the Long-term Strategic Plan.

2.             The new cost of capital for economic valuation of the company’s investments was approved.

3.             The Board approved the contracting of services to supply meal and food vouchers.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.  Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

15.                                 Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, September 1, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
OPENED ON AUGUST 8, AND COMPLETED ON SEPTEMBER 1, 2008

At 10:30 a.m. on August 8, 2008, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements, the stockholder State of Minas Gerais being represented by Mr. Roney Luiz Torres Alves da Silva, Attorney of the State, in accordance with the legislation.

Initially, Mr. Ary Ferreira Filho, for the Office of the Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Marco Antonio Rodrigues Cunha to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting opened and invited me, Ary Ferreira Filho, a stockholder, to be Secretary of the Meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the powers of the State, and O Tempo, on July 24, 25 and 26, and in Gazeta Mercantil on July 24, 25 and 28, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are invited to an Extraordinary General Meeting of Stockholders to be held on August 8, 2008, at 10.30 a.m., at the company’s head office, Avenida Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, to decide on a proposal to set the limit for the consolidated amount of funds allocated to capital investment and acquisition of any assets, for the 2008 business year, at 55% (fifty five per cent) of the company’s Ebitda (Earnings before interest, tax, depreciation and amortization).

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the Sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 6, 2008, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, July 18, 2008.

Signed by: Djalma Bastos de Morais – Vice-Chairman of the Board of Directors ”.

Before the items on the agenda of this meeting were put to debate and the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He said that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,    Brazil.  Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character.

It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment.

He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action.

Again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

The Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 8, 2008

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

• considering:

a)              the provisions in Paragraphs 5 and 7 of Clause 11 of the Bylaws;

b)             that the revision of the Annual Budget for 2008 approved at the meeting of the Board of Directors held on July 18, 2008 will result in the percentage referred to in the financial covenant for capital expenditure (Capital investment + Acquisition of any assets), being 52% of the company’s Ebitda (Earnings before interest, tax, depreciation and amortization);

• now proposes to you:

to establish that the consolidated amount of funds allocated to capital expenditure and the acquisition of any assets, in the business year of 2008, should be limited to the equivalent of a maximum of 55% (fifty five per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

Belo Horizonte, July 18, 2008.

(Signed by:)

Aécio Ferreira da Cunha – Member	João Camilo Penna – Member
Antônio Adriano Silva – Member	Lauro Sérgio Vasconcelos David – Member
Alexandre Heringer Lisboa - Member	Maria Estela Kubitschek Lopes – Member
Paulo Sérgio Machado Ribeiro – Member ”.

The Chairman then put to debate the Proposal by the Board of Directors to this Meeting.

Asking for the floor, the stockholder Taciana Rodrigues Paula proposed adjournment of the business of this meeting, to be resumed on September 1, at 11 a.m. at the company’s head office, so that the Company could make available additional information on its investment program, giving stockholders greater comfort in coming to a decision on the agenda of the meeting.

This proposal by the stockholder Taciana Rodrigues Paula was put to the vote, and approved unanimously.

The business of the meeting was resumed at 11 a.m. on September 1, 2008, at the company’s head office at Av. Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, with the presence of all the stockholders who had signed the stockholders, Attendance Book on August 8, 2008, with the exception of the stockholder Marco Antonio Rodrigues da Cunha, the State of Minas Gerais being represented on this occasion by Mr. Marco Antônio Rebelo Romanelli, Joint general Advocate of the State of Minas Gerais.

Mr. Ary Ferreira Filho, for the Office of the Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for this Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this Meeting to chair this day’s business, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to preside over the continuation of the Meeting.

The Chairman then put to debate the Proposal made to this Meeting by the Board of Directors, and requested that a copy of the explanations provided by the company on its investment program should be distributed. The content of that document is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – Cemig

LISTED COMPANY – CNPJ 17.155.730/0001-64

Market Announcement

Revision to capital expenditure program

In December 2007 the Board of Directors approved the capital expenditure programs for 2008 for the companies Cemig Distribuição S.A., Cemig Geração e Transmissão S.A. and Cia. Energética de Minas Gerais – Cemig, in the total consolidated amount of R$ 1,561,364,000.

In July 2008 the same Board of Directors approved a revision of the Budget, due to adoption of new internal premises and indicators, as decided by senior management, changes in macroeconomic assumptions, and the effects arising from the tariff review of Cemig Distribuição in April 2008.

This review approved a new consolidated amount to be allocated to capital expenditure programs, in the amount of R$ 2,139,469,000, arising principally from expectations of acquisition of transmission assets in the second half of 2008.

This investment program is the subject of a General Meeting of Stockholders called specifically for this purpose.

	Budget
Business–R$ thousand	Original	Revised	Variation %
CEMIG Generation and Transmission	334,605	883,392	164.0
Generation	210,349	265,993	26.5
Transmission	125,280	652,679	421.0
(-) Resources from customers	(1,024)	(35,280)	3,345.3
CEMIG Distribution	1,184,018	1,119,378	(5.5)
Subtransmission	415,803	439,943	5.8
Distribution	1,102,705	909,433	(17.5)
(-) Resources from customers	(334,490)	(229,997)	(31.2)
CEMIG Holding	42,741	136,701	219.8
Resources provided by shareholders	37,492	131,059	249.6
Acquisitions	4,976	4,976	—
General equipments	273	666	144.0
(-) Resources from customers	—	—	—

Total capital expenditure - gross	1,896,879	2,404,747	26.8
(-) Resources from customers	(335,515)	(265,278)	(20.9)
Total capital expenditure - net	1,561,364	2,139,469	37.0

Belo Horizonte, August 27, 2008.

Signed by:

Luiz Fernando Rolla – Chief Officer for Finance, Investor Relations Officer and Control of Holdings.”

After the due explanations, the Chairman put to the vote the Proposal made by the Board of Directors to this Meeting, and it was approved, with the representative of the stockholder PREVI (Pension fund of the employees of Banco do Brasil) voting against.

The representative of the stockholder State of Minas Gerais stated that it approved the increase in the retention of Ebitda to 52.42%, with funds being allocated to the company’s own investment plan, exceptionally for the 2008 business year, having in mind Official Statement OF.SEF.GAB.SECADJ/838/08 of the State Finance Department, of August 29, 2008; Notice CR-1183/08, of August 21, 2008; the explanations provided by the Company; and the statement in favor by the Corporate Governance Committee of the State of Minas Gerais.

The representative of the stockholder Southern Electric Brasil Participações Ltda. then took the floor and stated that the approval now being made is an exceptional matter and is subordinate to the understanding that the company should make the velocity and volume of its investments, and those of the wholly-owned subsidiaries, compatible with the payment of extraordinary dividends provided for in the Bylaws, which are necessary, also, to ensure, over time, the payment of the debt relating to the Contract to Assign the Outstanding Credit Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and Cemig.

Hence, he continued, investments should be limited to an amount that does not affect the payment of the extraordinary dividends. Further, he said, completing his speech, that attention should be given to ensuring that, as specified by the applicable provisions of the bylaws, the proportional relationship between debt and Ebitda should remain at 40%:60%, and that if there is an investment opportunity that exceeds this limit, subject to the limit of investment now being approved, the Board of Directors should, upon justification with grounds, review it, and as it deems appropriate, approve it on a case-by-case basis.

The meeting was opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record I, Ary Ferreira Filho, Secretary, wrote these minutes and sign them jointly with all those present.

16.                                 Market Announcement, Companhia Energética de Minas Gerais - CEMIG, September 24, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

CEMIG (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of New York, Madrid and São Paulo, in accordance with its commitment to best corporate governance practices, hereby informs the public, in accordance with Instructions 358 and 359 of the Brazilian CVM (Securities Commission), of January 3 and January 22, 2002, that:

On today’s date Brookfield exercised its option to sell to Cemig and Alupar Investimento S.A. – in the proportions of 95% and 5%, respectively – shares representing voting stock holdings of:

24.99% in EATE (Empresa Amazonense de Transmissão de Energia S.A.),
24.99% in ETEP (Empresa Paraense de Transmissão de Energia S.A.),
18.35% in ENTE (Empresa Norte de Transmissão de Energia S.A.),
18.35% in ERTE (Empresa Regional de Transmissão de Energia S.A.) and
7.49% in ECTE (Empresa Catarinense de Transmissão de Energia S.A.).

The amount to be paid by Cemig for these shares will be R$ 330.6 million in value of August 16, 2006, updated to the date of final closing.

Conclusion of the transaction, with actual acquisition of the shares by Cemig, is subject to approval of transfer of the shares of the above-mentioned companies by the Brazilian electricity regulator, Aneel; by the Brazilian Development Bank (BNDES); and by other financing bodies.

Belo Horizonte, Brazil, September 24, 2008.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-5024.

Fax: +55-31 3506-5025

17.                                 Market Announcement, Cemig Increases Stake in CBE, Companhia Energética de Minas Gerais - CEMIG, September 25, 2008

Cemig increases stake in TBE

In a Material Announcement dated September 24, 2008, Cemig announced an increase in its holdings in five Brazilian companies operating transmission lines, known jointly as TBE. In each of the 5 operations, Cemig acquired 95% of the interest held by Brookfield.

TBE is the group of the following companies, in the North and South of Brazil, operating transmission lines totaling 2,119 km, with Annual Permitted Revenue (“RAP”) of R$ 525 million:

•                  EATE (Empresa Amazonense de Transmissão de Energia S.A.),

•                  ETEP (Empresa Paraense de Transmissão de Energia S.A.),

•                  ENTE (Empresa Norte de Transmissão de Energia S.A.),

•                  ERTE (Empresa Regional de Transmissão de Energia S.A.) and

•                  ECTE (Empresa Catarinense de Transmissão de Energia S.A.

This acquisition doubles Cemig’s effective stake in TBE to a holding equivalent to 890km of transmission lines and RAP of R$ 222 million, and is fully in line with Cemig’s published strategy of increasing its market shares in all the market segments of the Brazilian electricity sector, at all times seeking returns compatible with the characteristics of each line of business.

The acquisition includes the right to repurchase of the preferred shares held by Eletrobrás in EATE e ETEP, according to an established timetable of quarterly payments.

The amount to be paid and its form of monetary updating were negotiated at the time of the original joint purchase of a shareholding in the transmission companies by Cemig, Brookfield and MDU in August 2006, through a mechanism of call and put options. It is also part of Cemig’s strategy to include preference and option clauses in Stockholders’ Agreements to allow for additional growth in its stockholdings.

The amount negotiated the strike price of the option is the original amount, properly adjusted until the moment of completion of the transaction – which in this case takes place only after approval by Aneel, and the creditors.

It is estimated that this amount will be around R$ 480 million, if the transaction is completed before the end of 2008. This amount is already included in Cemig’s capex plan already published to the market.

The acquisition creates value, as it meets the Company’s criteria for profitability. EV/Ebitda is around 7x, and the real annual rate of return is over 13%.

Belo Horizonte, September 25, 2008.

Av. Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG,   Brazil.   Tel.: +55-31 3506-2578.

Fax: +55-31 3506-5026.

18                                    Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Geração Transmissão S.A., June 26, 2008

Cemig Geração e Transmissão S.A.

Listed company - CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 70th meeting of the Board of Directors

Date, time and place:	June 26, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                            The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                        The Board approved:

a)              The proposal by Board Member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on July 24, 2008, at 1 p.m., and in the event of there not being a quorum to make second convocation within the legal period, in accordance with the correspondence from the stockholder Southern Electric Brasil Participações Ltda., to change the composition of the Board of Directors if there is any change in the Board of Directors of Cemig.

b)                                     The minutes of this meeting.

III                                   The Board authorized:

a)                                      Contracting of a financing with Finep (Project Studies Financing Company), to pay part of the costs, under the responsibility of Cemig GT, of the feasibility studies of the Hydroelectric Projects of Davinópolis, Paraíso, Travessão, Banharão, Viradouro, Biboca, Crenaque, Galiléia, Resplendor and Água Limpa, and also of the Hydroelectric Inventory of the Jequitinhonha River basin and of its right-bank tributary, the Araçuaí River.

b)                                     Signing of the Cooperation Working Agreement with the Technological Teaching Support and Development Foundation of the Salinas Federal Agrotechnical School, and Horizontes Energia S.A., for the purpose of improving the areas of fish culture and fish studies, with a period of validity of 12 months, and the possibility of renewal for successive equal periods of 12 months, upon issuance of an Amendment, up to a maximum limit of 60 months.

c)                                 opening of administrative tender proceedings, and an operational leasing transaction, for five years, of a new two-engine jet aircraft, with guarantee of technical assistance/aftersales service during the period of the leasing contract.

d)                                Signing of the Fifth Amendment to the Debt Assumption Undertaking entered into in the Amortizable Reserves Contract of the Defined Benefit (BD) and Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, for amortization of the debt of the Sponsors Cemig, Cemig GT and Cemig D to Plan A, reducing to zero the debtor balances of Item II-c of that Contract.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

e)                            Signing of the first Amendment to Public Electricity Transmission Services Concession Contract No. 079/2000–Aneel, between Cemig, Cemig GT and the federal government, with the State of Minas Gerais as consenting party, with a view to transfer from Cemig to Cemig GT of the public electricity transmission service concessions for implementation, maintenance and operation of the Itajubá 3 Substation.

f)                              Signing of the First Amendment to MS/AS Contract CC001/06, with the State Forestry Institute (IEF), for the purpose of complying with the provisions of item V, sub-item “b”, below, the other contractual clauses remaining unchanged, subject to obtaining of prior consent from Aneel.

g)                           Subscription by the Company to the Prices Registration Minutes, relating to Competition 07.001/05, carried out by Prodam (Information Technology and Communications Company of the Municipality of São Paulo), and also the contracting of the company DBA Engenharia de Sistemas Ltda. for provision of services and development of systems on the low and mainframe platforms, to ensure service to the new developments, maintenance and documentation of information systems, for a period of 24 months, able to be extended for up to a further 36 months, on signature of an Amendment, with a maximum limit of 60 months.

h)                           Cemig GT not to exercise its right of preference in the disposal of the stockholding held by Hydro Partners do Brasil Empreendimentos e Participações Ltda in Hidrelétrica Pipoca S.A., to Omega Energia Renovável S.A., thus maintaining Cemig GT’s holding in that Company at 49%; and signing by Cemig GT of the Private Instrument of Waiver of Right of Preference and Cancellation of the Stockholders’ Agreement with Hydro Partners do Brasil Empreendimentos e Participações Ltda., with Hidrelétrica Pipoca S.A. as consenting party, in relation to the Stockholders’ Agreement of that Company; and also signing of a new Stockholders’ Agreement with Omega Energia Renovável S.A. in relation to Hidrelétrica Pipoca S.A.

IV                         The Board ratified the signing of the Third Amendment to the Debt Assumption Undertaking entered into in the Amortizable Reserves Contract of the Defined Benefit (BD) and Benefit Balances (A) Private Pension Plans, between Cemig, Cemig GT, Cemig D and Forluz, with a view to transfer of the debtor balance of the contract relating to the BD Plan to Plan A, monetary adjustment of which will now be by the IPCA/(IBGE) inflation index.

V                             The Board re-ratified:

a)                            CRCA-068/2006, to change, from Competition to Auction for Registry of Prices, the type of administrative tender proceeding for the contracting of corporate digital cellular phone services, with GSM/GPRS technology in data and voice, to meet the demands of Cemig, Cemig GT and Cemig D. The other decisions of that CRCA remain unchanged.

b)                           CRCA-050/2005, relating to signing, with the State Forestry Institute (IEF), of the Contract for Assignment for Non-Remunerated Use of real estate properties situated in the Municipality of Januária, Minas Gerais, which are the property of Cemig GT, to make possible the inclusion of two residential properties, to comply with the agreement between the Parties and the Federal Public Attorneys’ Office of Minas Gerais State, the other terms of that CRCA remaining unchanged.

VI                        Withdrawn from the agenda: The item relating to signing of the Amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador Valadares, and Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to the entity, at the Companies’ free discretion, was withdrawn from the agenda.

VII                   Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and José Castelo Branco da Cruz voted against the following items:

a)                            Leasing of an aircraft, mentioned in Item III, sub-item “c” above.

b)                           The Pipoca Small Hydro Plant, mentioned in item III, sub-item “h” above.

VIII               Vote against: The Board Member Wilton de Medeiros Daher voted against the item relating to signing of the third amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz, mentioned in item IV, sub-item “a” above.

IX                        The following spoke on general matters and business of interest to the Company:

The Chairman.

Board Members:

André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima,José Castelo Branco da Cruz, Marco Antonio Rodrigues da Cunha, Wilton de Medeiros Daher, Guy Maria Villela Paschoal and Fernando Henrique Schüffner Neto.

Director:	José Carlos de Mattos.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho,Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Andréa Leandro Silva, Guy Maria Villela Paschoal and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board Members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	José Carlos de Mattos.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

19                                    Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 3, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 71st meeting of the Board of Directors

Date, time and place:	July 3, 2008, at 3.00 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                            The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                        The Board approved the minutes of this meeting.

III                                    The Board authorized participation in these undertakings:

•                  the Itaocara Hydroelectric Complex (“Itaocara UHE”), and

•                  the Paracambi and Lajes Small Hydro Plants (PCHs);

and the investments in these projects; and ratified the signing of the following contracts:

•                  Constitution of the Itaocara UHE Consortium, in partnership with Itaocara Energia Ltda.;

•                  Constitution of the Paracambi PCH Consortium, in partnership with Lightger Ltda.; and

•                  Constitution of the Lajes PCH Consortium, in partnership with Light Energia S.A.,

– all having as their object the analysis of the technical and economic feasibility, preparation of the plans and implantation, operation, maintenance and commercial operation of the Itaocara Hydroelectric Complex (UHE), and the Paracambi and Lajes Small Hydro Plants (PCHs), respectively, valid for the periods of the respective Concession and/or Authorization Contracts and any extensions thereof, the participation of Cemig GT being equivalent to forty nine percent of the registered capital.

IV                         Vote against: The Board Member Wilton de Medeiros Daher voted against the matter relating to the constitution of the consortia for the Itaocara Hydroelectric Complex, the Paracambi PCH and the Lajes PCH, referred to in item III, above.

V                             The following spoke on general matters and business of interest to the Company:

The Chairman.
Board Members:	André Araújo Filho, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Jeffery Atwood Safford, João Camilo Penna and Wilton de Medeiros Daher.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Jeffery Atwood Safford and Paulo Sérgio Machado Ribeiro.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board Members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

20                                    Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Distribuição S.A., July 18, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 73rd meeting of the Board of Directors

Date, time and place:	July 18, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                       The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                  The Board approved:

a)                             The proposal by Board Member Lauro Sérgio Vasconcelos David that the board member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)                            A review of the Company’s Annual Budget for 2008, with the changes suggested by Board Member Lauro Sérgio Vasconcelos David.

c)                             The minutes of this meeting.

III                              The Board ratified:

Signing of the Fourth Amendment to Contract 4570009402, signed with the Aliança Consortium, to change the contractual period for post-construction support from three to thirteen months, consequently extending the period of validity of the Contract for ten months and adjusting the estimated total cost.

IV                              Withdrawn from the agenda: The item relating to change in the procedures for collection by the State of Minas Gerais of the Highway-Adjacent Land License Charge was withdrawn from the agenda.

V                                  Votes against: Wilton de Medeiros Daher, André Araújo Filho, Britaldo Pedrosa Soares and Evandro Veiga Negrão de Lima voted against the item relating to the Company’s Annual Budget for 2008, mentioned in Item II, sub-item “b”, above.

VI                              The following spoke on general matters and business of interest to the Company:

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Antônio Adriano Silva, Wilton de Medeiros Daher e Lauro Sérgio Vasconcelos David and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

Director and Board Member:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 -
Tel.: (0XX31)3506-5024

21                                    Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 18, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 72nd meeting of the Board of Directors

Date, time and place:	July 18, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                      The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                   The Board approved:

a)                             The proposal by the board member Lauro Sérgio Vasconcelos David that the board member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)                            A review of the Company’s Annual Budget for 2008, with the changes suggested by the Board Member Lauro Sérgio Vasconcelos David.

c)                             The minutes of this meeting.

III                               Votes against: The Board Members

IV                              The following spoke on general matters and business of interest to the Company:

Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Antônio Adriano Silva, Wilton de Medeiros Daher and Lauro Sérgio Vasconcelos David.
Director:	Luiz Fernando Rolla.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David and Paulo Sérgio Machado Ribeiro.

Directors and Board members:	Marco Antonio Rodrigues da Cunha and Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

22.                                 Summary of Minutes of the 438th Meeting of the Board of Directors, Companhia Energética de Minas Gerais - CEMIG, July 31, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 438th meeting of the Board of Directors

Date, time and place:	July 31, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II                              The Board approved:

a)                             The proposal by the board member Lauro Sérgio Vasconcelos David that the board member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)                            The proposal by board member Aécio Ferreira da Cunha to change the memberships of the Board Committees, to the following:

Board of Directors’ Support Committee:

Fernando Henrique Schüffner Neto (Coordinator) Aécio Ferreira da Cunha Alexandre Heringer Lisboa Andréa Leandro Silva Paulo Sérgio Machado Ribeiro	Lauro Sérgio Vasconcelos David Marco Antonio Rodrigues da Cunha Guy Maria Villela Paschoal João Camilo Penna Evandro Veiga Negrão de Lima

Governance Committee:
(Coordinator to be appointed at a later date)	Britaldo Pedrosa Soares
Djalma Bastos de Morais	Wilton de Medeiros Daher
Roberto Pinto Ferreira Mameri Abdenur

Human Resources Committee:
João Camilo Penna (Coordinator)	Alexandre Heringer Lisboa
Evandro Veiga Negrão de Lima	Lauro Sérgio Vasconcelos David
Paulo Sérgio Machado Ribeiro
Strategy Committee:
José Castelo Branco da Cruz (Coordinator)	Aécio Ferreira da Cunha
Evandro Veiga Negrão de Lima	Paulo Sérgio Machado Ribeiro
Jeffery Atwood Safford	Lauro Sérgio Vasconcelos David
Marco Antonio Rodrigues da Cunha	João Camilo Penna

Finance Committee:
Jeffery Atwood Safford (Coordinator)	Alexandre Heringer Lisboa
Andréa Leandro Silva	Fernando Henrique Schüffner Neto
Lauro Sérgio Vasconcelos David
Audit and Risks Committee:
Evandro Veiga Negrão de Lima (Coordinator)	Francelino Pereira dos Santos
Lauro Sérgio Vasconcelos David	André Araújo Filho
Clarice Silva Assis

b)                            The minutes of this meeting.

III                                    The Board authorized:

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131 Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

a)                             Partial assignment of the employee Sérgio Roberto Belisário to Empresa de Infovias S.A., and signing of an Employee Assignment Undertaking, for a period of 12 months from August 1, 2008, able to be extended for the same period, with reimbursement by that company to Cemig of 50% of all the financial obligations arising from this assignment.

b)                            Gasmig to convert its preferred shares into common shares, up to the limit of 100% of the preferred shares currently existing, in the proportion of one new common share for each preferred share converted, and to seek registry as a company able to be listed, with the CVM; and authorization that the representatives of Cemig in the Prior Meeting to the meeting of the Board of Directors, and in the Extraordinary General Meeting of Stockholders of Gasmig, to vote in favor of the said conversion of shares, the application for the said registry with the CVM, and issuance of debentures up to a limit of R$ 200 million. This Board shall have the right to prior decision on the conditions of the said debenture issue.

c)                             Constitution, by Cemig GT, of special-purpose companies, with Neoenergia S.A., this Company to hold 49% of the registered capital if a partnership is formed in which it participates, in relation to the hydroelectric plants of Cambuci and Barra do Pomba, if it is the winning bidder in Aneel Auction 03/2008.

d)                            Opening of Administrative Proceedings for Exemption from Tender, and also the contracting of Roland Berger Strategy Consultants, for provision of consultancy services to implement an action plan to optimize costs of Cemig, Cemig D and Cemig GT, for a period of five months, with the cost shared as follows: Cemig 0.1%, Cemig D 77%, and Cemig GT 22.9%.

e)                             Signing of the Assignment Undertakings of the Memoranda of Intent mentioned in item IV, sub-item “b”, below, between Cemig, Cemig D and Sedese.

IV                              The Board ratified:

a)                             Filing of the legal action to exclude from ICMS tax the taxable amounts for the Cofins tax and the PIS and Pasep contributions, and recovery of the tax unduly paid.

b)                            Signing of the Memoranda of Intent with the State of Minas Gerais, through the following Departments of the State – Social Development (Sedese); Education; Social Defense; Science, Technology and Higher Education; Regional Development and Urban Policy; Sport and Youth; and Health – and with Serviços de Saneamento Integrado do Norte e Nordeste de Minas Gerais S.A., Empresa de Assistência Técnica e Extensão Rural and the Municipalities of Setubinha, Franciscópolis, Ribeirão das Neves, Governador Valadares and Jampruca, to establish conditions and provide means for implementation of the Travessia Program, with economic and social development of the location benefited, to be in force up to December 2009, the funds for execution of the works being contained in the Work Plan attached to the said Memoranda of Intent, contained in budget for the Light for Everyone, Clarear and Campos de Luz Programs.

V                                       Item withdrawn: The item relating to signing of the Amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador Valadares, and Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to the entity, at the Companies’ free discretion, was withdrawn from the agenda.

VII                           Votes against: The board member Wilton de Medeiros Daher voted against the following items:

a)                             Issuance, by Gasmig, of debentures up to a limit of R$200 million, mentioned in item III, sub-item “b”, above.

b)                            Constitution of Special-purpose Companies, with Neoenergia S.A., mentioned in item III, line “c”, above.

c)                                 Filing of the legal action mentioned in item IV, “a”, above.

d)                                Signing of the Memoranda of Intent and their Assignment Undertakings mentioned in items IV, “b”, and III, “e”, above.

VII                               Abstention and vote against: The Board Member Alexandre Heringer Lisboa abstained from voting on the item relating to the partial assignment of the employee Sérgio Roberto Belisário to Empresa de Infovias S.A., mentioned in item III, sub-item “a”, above; and voted against the item relating to the contracting of Roland Berger Strategy Consultants, mentioned in item III, “d”, above.

VIII                           The following spoke on general matters and business of interest to the Company:

Board Members
Director:	Luiz Fernando Rolla.
Superintendent:	Ricardo Luiz Diniz Gomes.
Coordinator:	Tarcísio Andrade Neves.
A representative of	Roland Berger Strategy Consultants.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro and Andréa Leandro Silva.

Director and Board member:	Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Superintendents:	Ricardo Luiz Diniz Gomes.
Coordinator:	Tarcísio Andrade Neves.
A representative of	Roland Berger Strategy Consultants.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

23.                                 Summary of Minutes of the 74th Meeting of the Board of Directors, Cemig Distribuição S.A., July 31, 2008

Cemig Distribuição S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 74th meeting of the Board of Directors

Date, time and place:	July 31 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I               The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II             The Board approved:

a)             The proposal by Board Member João Camilo Penna that Board Member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)            The proposal by Board Member Aécio Ferreira da Cunha to change the memberships of the Board Committees, to the following:

Board of Directors’ Support Committee:
Fernando Henrique Schüffner Neto	Lauro Sérgio Vasconcelos David
(Coordinator)	Marco Antonio Rodrigues da Cunha
Aécio Ferreira da Cunha	Guy Maria Villela Paschoal
Alexandre Heringer Lisboa	João Camilo Penna
Andréa Leandro Silva	Evandro Veiga Negrão de Lima
Paulo Sérgio Machado Ribeiro

Governance Committee:
(Coordinator to be appointed at a later date)	Britaldo Pedrosa Soares
Djalma Bastos de Morais	Wilton de Medeiros Daher
Roberto Pinto Ferreira Mameri Abdenur

Human Resources Committee:
João Camilo Penna (Coordinator)	Alexandre Heringer Lisboa
Evandro Veiga Negrão de Lima	Lauro Sérgio Vasconcelos David
Paulo Sérgio Machado Ribeiro

Strategy Committee:
José Castelo Branco da Cruz (Coordinator)	Aécio Ferreira da Cunha
Evandro Veiga Negrão de Lima	Paulo Sérgio Machado Ribeiro
Jeffery Atwood Safford	Lauro Sérgio Vasconcelos David
Marco Antonio Rodrigues da Cunha	João Camilo Penna

Finance Committee:
Jeffery Atwood Safford (Coordinator)	Alexandre Heringer Lisboa
Andréa Leandro Silva	Fernando Henrique Schüffner Neto
Lauro Sérgio Vasconcelos David

Audit and Risks Committee:
Evandro Veiga Negrão de Lima (Coordinator)	Francelino Pereira dos Santos
Lauro Sérgio Vasconcelos David	André Araújo Filho
Clarice Silva Assis

c)             The Non-technical Losses and Consumer Default Protection Project; and the Board authorized opening of the respective tender proceedings and making of the purchases/contracting of the services.

d)            The minutes of this meeting.

Av. Barbacena 1200,   Santo Agostinho, - CEP 30190-131 Belo Horizonte - MG, - Brazil Fax - (0XX31) 3506-5025 - Tel.: (0XX31)3506-5024

III            The Board authorized:

 a)        Opening of Administration Proceedings for Exemption from Tender, and contracting of Roland Berger Strategy Consultants, to provide consultancy services for implementation of an action plan to optimize costs of Cemig, Cemig D and Cemig GT, for a period of five months, with cost divided in the following proportion: Cemig – 0.1%, Cemig D 77% and Cemig GT 22.9%;

 b)        Signing of the Assignment Undertakings of the Memoranda of Intent with the following departments of Minas Gerais State – Social Development; Education; Social Defense; Science, Technology and Higher Education; Regional Development and Urban Policy; Sports and Youth (SEEJ); and Health – and with: Serviços de Saneamento Integrado do Norte e Nordeste de Minas Gerais S.A., Empresa de Assistência Técnica e Extensão Rural, and the Municipalities of Setubinha, Franciscópolis, Ribeirão das Neves, Governador Valadares and Jampruca; for assumption by the Company of the obligations of these Memoranda of Intent, for the purpose of establishing conditions and providing means for the implementation of the Travessia Program, for economic and social development of the locations involved, with validity up to December 2009; and signature of the Memorandum of Intent with the Municipalities selected by the Monitoring Committee of the Travessia Program, with validity up to December 2009, for provision of electricity to habitations and establishments in rural and urban locations and illumination of community football grounds.

 c)        Signing, with the State Forestry Institute, of a Permission Undertaking for use of the existing VHF infrastructure situated in the Municipality of Viçosa, Minas Gerais, and also for use of the adjacent areas, for the purpose of installing the Internet connection equipment of the Serra do Brigadeiro State Park, in the Municipality of Araponga, Minas Gerais, for a period of five years.

IV            The Board ratified: Filing of a legal action to claim exclusion from ICMS tax of the taxable amounts of the Cofins tax and of the PIS and Pasep contributions, with recovery of the tax unduly paid.

V             The Board re-ratified: Board Spending Decision (CRCA) 031/2008, to authorize joint participation of the company in the Administrative Tender Proceeding to be held by Cemig, and contracting of services of centralization of the Company’s cash holdings, for a period of 60 months, the other provisions of that CRCA remaining unchanged.

VI            Withdrawn from the agenda: The item relating to signing of the Amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador Valadares, and Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to the entity, at the Companies’ free discretion, was withdrawn from the agenda.

VII          Vote against: The Board Member Wilton de Medeiros Daher voted against the item relating to filing of a legal action mentioned in item IV above.

VIII         Vote against: The Board Member Alexandre Heringer voted against the item relating to contracting of consultancy services mentioned in item III, sub-item “a”, above.

IX            The following spoke on general matters and business of interest to the Company:

Board Members:
Director:	Luiz Fernando Rolla.
Superintendents:	Nelson Fonseca Leite, Ricardo Luiz Diniz Gomes and Tarcísio Andrade Neves.
A representative of:	Roland Berger Strategy Consultants.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro and Andréa Leandro Silva.

Director and Board Member:	Fernando Henrique Schüffner Neto.
Director:	Luiz Fernando Rolla.
Superintendents:	Nelson Fonseca Leite, Ricardo Luiz Diniz Gomes and Tarcísio Andrade Neves.

A representative of:	Roland Berger Strategy Consultants.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

24          Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 31, 2008

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 73rd meeting of the Board of Directors

Date, time and place:	July 31, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Aécio Ferreira da Cunha;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II             The Board approved:

  a)        The proposal by the board member João Camilo Penna that the board member Aécio Ferreira da Cunha should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

  b)       The proposal by board member Aécio Ferreira da Cunha to change the memberships of the Board Committees, to the following:

Board of Directors’ Support Committee:
Fernando Henrique Schüffner Neto	Lauro Sérgio Vasconcelos David
(Coordinator)	Marco Antonio Rodrigues da Cunha
Aécio Ferreira da Cunha	Guy Maria Villela Paschoal
Alexandre Heringer Lisboa	João Camilo Penna
Andréa Leandro Silva	Evandro Veiga Negrão de Lima
Paulo Sérgio Machado Ribeiro

Governance Committee:
(Coordinator to be appointed at a later date)	Britaldo Pedrosa Soares
Djalma Bastos de Morais	Wilton de Medeiros Daher
Roberto Pinto Ferreira Mameri Abdenur

Human Resources Committee:
João Camilo Penna (Coordinator)	Alexandre Heringer Lisboa
Evandro Veiga Negrão de Lima	Lauro Sérgio Vasconcelos David
Paulo Sérgio Machado Ribeiro

Strategy Committee:
José Castelo Branco da Cruz (Coordinator)	Aécio Ferreira da Cunha
Evandro Veiga Negrão de Lima	Paulo Sérgio Machado Ribeiro
Jeffery Atwood Safford	Lauro Sérgio Vasconcelos David
Marco Antonio Rodrigues da Cunha	João Camilo Penna

Finance Committee:
Jeffery Atwood Safford (Coordinator)	Alexandre Heringer Lisboa
Andréa Leandro Silva	Fernando Henrique Schüffner Neto
Lauro Sérgio Vasconcelos David

Audit and Risks Committee:
Evandro Veiga Negrão de Lima (Coordinator)	Francelino Pereira dos Santos
Lauro Sérgio Vasconcelos David	André Araújo Filho
Clarice Silva Assis

c)         The Automation in Transmission Project; and authorized opening of the respective tender proceedings and making of the purchases or contracts for the services.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

d)         The Automation of the Major Hydro Plants Project; and authorized opening of the respective tender proceedings and making of the purchases or contracts for the services.

e)         The Barreiro Substation Expansion Project; and authorized opening of the respective tender proceedings and making of the purchases or contracts for the services.

f)          The minutes of this meeting.

III            The Board authorized:

a)         Opening of Administrative Proceedings for Exemption from Tender, and contracting of Roland Berger Strategy Consultants, to provide consultancy services to implement an action plan to optimize costs of Cemig, Cemig D and Cemig GT, for a period of five months, with cost shared as follows: Cemig 0.1%, Cemig D 77% and Cemig GT 22.9%.

b)         De-activation of the Formoso Thermal Generation Plant, in the Municipality of Formoso, Minas Gerais.

c)         Signing of the Second Amendment to Concession Contract 101/2000, for the Aimorés Hydroelectric Complex, between the Federal Government, through Aneel as intermediary, Valesul Alumínio S.A. and CVRD (Vale do Rio Doce), to formalize the transfer of CVRD’s share ownership to Valesul.

d)         Participation by Cemig GT in Aneel Auction 03/2008, for contracting of energy from new generation undertakings in the Regulated Market, for supply to start in 2013 (“A-5” Auction), with the following conditions and measures:

•      Presentation of the pre-qualification documentation necessary to quality Cemig GT in the auction.

•      Development of the transaction through formation of a partnership with Neoenergia S.A. for the Cambuci and Barra do Pomba Hydroelectric Plants, limiting Cemig GT’s holding to 49% of the registered capital.

•      The necessary contractings (including, without limitation, the bid guarantees) and payment of the charges payable for participation in the Auction, limited to its proportionate participation.

•      Contracting, jointly with Neoenergia S.A., of a company to advise on the economic- financial valuation of the projects.

•      Signing, jointly with Neoenergia S.A., of pre-contracts for supply of goods and services, with responsibility limited to its proportionate participation, for the purpose of increasing the competitiveness and reducing the risk of the businesses.

•      Creation of Special-purpose Companies.

•      Signing of Commitment Undertakings with Neoenergia S.A., for a period of validity of 24 months, for the purpose of establishing and regularizing the basic principles and conditions of partnerships.

IV        The board ratified the filing of the legal action to exclude from the ICMS tax the taxable amounts of the Cofins tax and the PIS/Pasep contribution, and recover the tax unduly paid.

V          The Board re-ratified CRCA-043/2008, to authorize the joint participation of the Company in the Administrative Tender Proceedings to be held by Cemig, and contracting of services of centralization of the Company’s cash holdings, for a period of 60 months, the other provisions of that CRCA remaining unchanged.

VI        Item withdrawn: The item relating to signing of the Amendment to the Working Agreement between the Municipal Council for the Rights of Children and Adolescents of the Municipality of Governador

Valadares, and Cemig, Cemig D and Cemig GT, to change the percentage of pass-through to the entity, at the Companies’ free discretion, was withdrawn from the agenda.

VII       Votes against: The board member Wilton de Medeiros Daher voted against the following items:

a)          Participation of Cemig GT in Aneel Auction 03/2008, and signing of the Commitment Undertakings with Neoenergia S.A., mentioned in item III, sub-item “d”, above.

b)         Filing of a legal action, mentioned in item IV above.

VIII      Vote against: Board Member Alexandre Heringer voted against the item relating to contracting of consultancy services mentioned in item III, sub-item “a”, above.

IX        The following spoke on general matters and business of interest to the Company:

Board Members:
Directors:	Luiz Fernando Rolla and José Carlos de Mattos.
Superintendents:	Ricardo Luiz Diniz Gomes, Monica Neves Cordeiro and Tarcísio Andrade Neves.
Representative of Roland Berger Strategy Consultants.

The following were present:

Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, José Castelo Branco da Cruz, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro and Andréa Leandro Silva.

Director and Board member:	Fernando Henrique Schüffner Neto
Directors:	Luiz Fernando Rolla and José Carlos de Mattos
Superintendents:	Ricardo Luiz Diniz Gomes, Monica Neves Cordeiro and Tarcísio Andrade Neves
Representative of:	Roland Berger Strategy Consultants.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

25.           Summary of Principal decisions 76th Meeting of the Board of Directors, Cemig Gerção e Transmissão S.A., September 25, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 76rd meeting, held on September 25, 2008, the Board of Directors of Cemig Geçãracdo e Transmissão S.A. approved the following matters:

1.     Incentive-bearing donation / 2008 Vitasopa Project.

2.     Signing of a Working Agreement with the Minas Gerais State Military Police.

3.     Signing of an amendment to the Contract for Provision of Services of Operation and Maintenance of the Aimorés Hydroelectric Plant.

4.     The Trés Marius Hydroelectric Complex Refurbishment and Improvements Project.

5.     Signing of an agreement for operation of changes in the Acesita, Ipatinga 1 and Timóteo Substations.

6.     Signing of Electricity Generation Concession Contract No. 007/1997.

7.     Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

26.           Summary of Principal Decisions 77th Meeting of the Board of Directors, Cemig Distribuição S.A., September 25, 2008

CEMIG DISTRIBUIÇÃO S.A

Listed company

CNPJ N° 06.981.180/0001-16

Summary of principal decisions

At its 77th meeting, held on September 25, 2008, the Board of Directors of Cemig Distribuicão S.A. approved the following:

1.     Acquisition of low-impact material.

2.     Acquisition of lightning conductors.

3.     Contracting of services of maintenance of transformers.

4.     Acquisition of material / Bringing forward of funds necessary for 2009.

5.     Revision of the 2008 Complementary Expansion Works Program.

6.     Signing of: a private instrument of confession of debt and other matters agreed.

7.     Incentive-bearing donation / Project: Values of Minas.

8.     Incentive-bearing donation / Project: Toy library.

9.     Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

10.   Project: Construction of the Itatiaiuçu substation.

Cemig General Secretariat Office .. SG.

27.           Summary of Minutes of the 441th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, September 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ N° 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF MINUTES OF THE 441th MEETING OF
THE BOARD OF DIRECTORS

At its meeting held on September 25, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1      Signing of a partnership undertaking between Cemig, Cemig D, Cemig GT and Municipal Councils for the Rights of Children and Adolescents.

2.     Change in the composition of the Management of companies of the Cemig group.

3.     Signing of Electricity Generation Concession Contract No. 007/1997 and an amendment.

4.     Orientation of vote in Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Fax - (0XX31) 3506-5025 - Tel.: (0XX31)3506-5024